UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Magic Empire Global Limited (the “Company” or “MEGL”) held its 2024 annual general meeting (the “Meeting”) of shareholders at 3:00 pm., Hong Kong time on November 29, 2024, at the Company’s office at 3/F, 8 Wyndham Street, Central, Hong Kong. Each ordinary share of the Company is entitled to one vote. Holders of a total 11,126,144 (1) ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date of October 31, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

The re-appointment of five directors, Mr. Wai Ho Chan, Mr. Sze Hon Johnson Chen, Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified was approved.

Director’s Name	For(1)	Against(1)	Abstain(1)
Wai Ho Chan	10,917,729	64,369	144,046
Sze Hon Johnson Chen	10,920,545	62,765	142,834
Yiu Sing Chan	11,053,888	65,758	6,498
Chi Wai Siu	10,918,741	64,364	143,039
Ka Lee Lam	10,918,788	63,867	143,489

Proposal 2

The appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 was ratified.

For(1)	Against(1)	Abstain(1)
11,061,396	35,924	28,824

Proposal 3

The Company’s Memorandum and Articles of Association was amended and restated by adopting the Third Amended and Restated Memorandum and Articles of Association to (i) change the notice period for an annual general meeting from 21 clear days to 7 days, and (ii) change the quorum requirement of its meeting of members from 50% of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting of members to one-third of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting of members which could be cast by the holders of all of the outstanding shares entitled to vote at such meeting of members.

For(1)	Against(1)	Abstain(1)
10,878,930	99,923	147,290

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Proposal 4

The maximum number of shares the company was authorized to issue from 600,000,000 shares of a par value of US$0.0001 each divided into 300,000,000 ordinary shares of a par value of US$0.0001 each (the “ordinary shares”) and 300,000,000 non-voting ordinary shares of a par value of US$0.0001 each to 600,000,000 shares with no par value each divided into 280,000,000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”); 20,000,000 Class B ordinary shares with no par value each (the “Class B Ordinary Shares”) and 300,000,000 non-voting ordinary shares with no par value each (the “Non-voting Ordinary Shares”) by re-designating and re-classifying:

(i) the authorized and issued and outstanding Ordinary Shares in the share capital of the Company held by existing shareholders of the Company as of the date hereof (except the 2,400,000 and 1,600,000 Ordinary Shares held by Wai Ho Chan and Sze Hon Johnson Chen, respectively), into Class A Ordinary Shares , each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Third Amended and Restated Memorandum and Articles of Association on a one for one basis;

(ii) the 2,400,000 and 1,600,000 authorized and issued and outstanding Ordinary Shares held by Wai Ho Chan and Sze Hon Johnson Chen, respectively, into 2,400,000 and 1,600,000 Class B Ordinary Shares, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Third Amended and Restated Memorandum and Articles of Association on a one for one basis; and

(iii) the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

For(1)	Against(1)	Abstain(1)
10,829,512	290,185	6,447

Proposal 5

A share combination of the Company’s shares, at such time and on such terms to be determined by the Board of Directors, at a ratio in the range of two (2) shares into one (1) to five (5) shares into one (1) as shall be determined in the sole discretion of the Board of Directors, so that a shareholder holding every two (2) to five (5) Class A Ordinary Shares with no par value each (the “Pre-Combination Class A Ordinary Shares”) will hold one (1) new Class A Ordinary Share with no par value each (the “Post-Combination Class A Ordinary Shares”), a shareholder holding every two (2) to five (5) Class B Ordinary Shares with no par value each (the “Pre-Combination Class B Ordinary Shares”) will hold one (1) new Class B Ordinary Share with no par value each (the “Post-Combination Class B Ordinary Shares”) and a shareholder holding every two (2) to five (5) Non-Voting Ordinary Shares with no par value each (the “Pre-Combination Non-Voting Ordinary Shares”) will hold one (1) new Non-Voting Ordinary Share with no par value each (the “Post-Combination Non-Voting Ordinary Shares”) upon the share combination taking effect on the effective date as determined by the Board of Directors, but in any event on or before February 10, 2025, and such date shall be announced by the Company (the “Effective Date”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares, such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares and such Post-Combination Non-Voting Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Non-Voting Ordinary Shares as set out in the Company’s Third Amended and Restated Memorandum and Articles of Association in effect at the time of Effective Date.

For(1)	Against(1)	Abstain(1)
10,831,495	282,782	11,867

(1) Number of ordinary shares rounded to the nearest whole figure, due to certain shareholder holding fractional shares.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: December 3, 2024	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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